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                          May 1, 2024

       Reuven Spiegel
       Chief Financial Officer
       Delek Logistics Partners, LP
       310 Seven Springs Way
       Suite 500
       Brentwood, TN 37027

                                                        Re: Delek Logistics
Partners, LP
                                                            Registration
Statement on Form S-3
                                                            Filed April 26,
2024
                                                            File No. 333-278939

       Dear Reuven Spiegel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cheryl
Brown at 202-551-3905 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Stephen Hinton, Esq.